SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. ______)*
WATCHIT MEDIA, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
94110U103

(CUSIP Number)
April 28, 2006

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94110U103                     13G
1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only):

Colton R. Melby

2.	Check the appropriate Box if a Member of a Group:
(a)	☐

(b)	☐
3.	SEC Use Only:

4.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	5,000,001
	6.	Shared Voting Power:	0
	7.	Sole Dispositive Power:	5,000,001
	8.	Shared Dispositive Power:	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

5,000,001 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

☐

11.	Percent of Class Represented by Amount in Row (9):

12.3% (2)

(1)	Includes 1,666,667 shares issuable upon exercise of warrants exercisable within 60 days.

(2)	Based on a denominator of 40,746,519 shares of common stock issued and outstanding, which includes 39,079,852 shares of common stock as reported on the Amended Annual Report on Form 10-K/A for Watchit Media, Inc. for the year ended December 31, 2005 filed on May 1, 2006, plus 1,666,667 shares of common stock that would be issued upon the exercise of warrants held by Colton R. Melby.

12.	Type of Reporting Person:

IN
Item 1.
(a)	Name of Issuer:

Watchit Media, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

655 Montgomery Street, Suite 1000 San Francisco, California 94111
Item 2.
(a)	Name of Person Filing:

Colton R. Melby

(b)	Address of Principal Business Office or, if None, Residence:

7377 East Doubletree Ranch Road, Suite 200 Scottsdale, Arizona 85258

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

94110U103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☑	Not Applicable.

Item 4.	Ownership.
(a)	Amount Beneficially Owned:

5,000,001 (1)

(1)	See Footnote (1) above.

(b)	Percent of Class:

12.3% (2)

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

5,000,001

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

5,000,001

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(2)	See Footnote (2) above.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 8, 2006

/s/ Colton R. Melby
Colton R. Melby